Canadian Imperial Bank of Commerce

February 29, 2024

Form: SBSE-A/A

<u>Change Summary</u>

Schedule A:

- Removed Christian Exshaw as HEAD OF A BUSINESS UNIT DIVISION OR FUNCTION
- Removed Patrick DANIEL as Director
- Added Mark Wolfgang PODLASLY as Director
- Added Michelle Lynne COLLINS as Director